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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

In the Matter of                          )
                                          )             CERTIFICATE
Houston Industries Incorporated, et al.   )
                                          )                  OF
File No. 70-8907                          )
                                          )             NOTIFICATION
(Public Utility Holding Company           )
Act of 1935)                              )


        This Certificate of Notification is filed by Houston (as defined below) in connection with the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Houston Industries Incorporated, a Texas corporation ("HI"), and Houston Lighting & Power Company, a Texas corporation and a subsidiary of HI ("HL&P"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated July 24, 1997 (Release No. 35-26744). Houston, on behalf of itself and HI, hereby notifies the Commission that:

        1. On July 30, 1997, the Federal Energy Regulatory Commission granted an order (Docket Nos. EC97-24-000 and ER94-1247-010) to NorAm Energy Services, Inc. approving the HI/HL&P Merger (as defined below) and the NorAm Merger (as defined below), which order did not impose any condition that changed the facts underlying the Commission's decision in the above proceeding.

        2. On August 6, 1997, HI was merged with and into HL&P (the "HI/HL&P Merger"), which was renamed "Houston Industries Incorporated" ("Houston"). Upon the consummation of the HI/HL&P Merger and in accordance with the Agreement and Plan of Merger dated as of August 11, 1996, as amended (the "Merger Agreement"), among HI, HL&P, HI Merger,

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Inc., a Delaware corporation and wholly owned subsidiary of HI ("Merger Sub"), and NorAm Energy Corp., a Delaware corporation ("NorAm"), each share of outstanding common stock of HI became a share of outstanding common stock of Houston.

        3. On August 6, 1997 shortly after the HI/HL&P Merger had been consummated, NorAm merged with and into Merger Sub (the "NorAm Merger"), which was renamed "NorAm Energy Corp." ("New NorAm"). Upon the consummation of the NorAm Merger and in accordance with the Merger Agreement, each share of outstanding common stock of NorAm was converted into the right to receive $16.3051 cash or 0.74963 shares of common stock of Houston. As a result of the NorAm Merger, New NorAm became a wholly owned subsidiary of Houston.

        4. Since the HI/HL&P Merger, the electric utility business of HL&P has been conducted by Houston under the name of HL&P.

        5. The transactions described in paragraphs 2-4 have been carried out in accordance with the terms and conditions of, and for the purposes requested in the Application, and in accordance with the terms and conditions of the Order.
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                                   SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


                                              HOUSTON INDUSTRIES INCORPORATED

                                               By: /s/ Rufus S. Scott
                                                  -----------------------------
                                                  Rufus S. Scott
                                                  Vice President, Deputy General
                                                   Counsel and Assistant
                                                   Corporate Secretary

Dated: August 15, 1997